20549-0408

                           April 14, 2005


Richard B. Collins
President
United Financial Bancorp, Inc
95 Elm Street
West Springfield, Massachusetts  01089

Re: United Financial Bancorp, Inc.
       Form S-1, filed March 16, 2005
       File Number 333-123371

Dear Mr. Collins:

      We have reviewed your Form S-1 and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information we may have additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1
How We Determined to Offer... - page 6

1. Please describe the peer group referenced at the top of page 8. Include whether these companies are fully converted.

2. The column headings in the second table on page 8 and on page 9 indicate that all of the information is on a pro forma basis. It is not clear how the peer group information can be on a proforma basis for both. Please reconcile this disclosure.


3. Please provide the aftermarket performance information provided in other recent, similar filings.

Our Issuance of Shares of Common Stock to the Charitable
Foundation -
page 13

4. Please give examples of the size and type of disbursements the foundation will make. Also, indicate if correct that you do not plan to make any further contributions to the foundation in the future.

5. Please disclose United`s charitable contributions for each of the
last 2 years and compare those annual amounts with the estimated
$4
Million Charitable Organization you propose.

How We Intend to Use the Proceeds... - page 14

6. Given the lack of any specific use of the proceeds, discuss your ability to place these funds into productive use. Indicate the amount of time you feel it will take to put these funds to use if you have developed such a figure. We note the last risk factor on page
24.

Provision for Loan Losses - page 49

7. We note the quantification at the end of the first paragraph regarding problem loans and other related values. Please disclose the underlying reasons for these changes. Consider addressing any specific problems in your risk factor section.

Management`s Discussion and  Analysis... - Net Portfolio Value -
page
56

8. Please expand the discussion to address the results of the net present value model in comparison to company policies.

One-to Four-Family Residential Loans - page 66

9. Quantify the amount and percentage of loans discussed in the first time buyers program referenced in the last paragraph on page 67. We note that these loans are made at 100% of appraised value. Provide the same information for the low and moderate-income program discussed at the top of page 68.

10. Please quantify your reference to loan ratios in the next to last sentence of the first paragraph on page 68.






The Offering, General - page 117

11. Please delete the phrase "brief summary" from the first line of the boxed text. The prospectus needs to be a discussion of all information material to an investment in the securities you are selling.

How We Determined Stock Pricing... - page 130

12. Please provide us with a complete, unredacted, appraisal. We may have further comment based upon our review of that document.

13. Disclose whether the board concluded that the information and practices considered, referenced in the first full paragraph on page
131, were reasonable.

Financial Statements
Note C- Investment Securities - page F-18

14. Please expand the disclosure to state the company`s ability to hold securities that have been in a continuous unrealized loss position until the earlier of maturity or a market price recovery.

Exhibits

15. We note that certain exhibits will be filed in the future. We may have comment once those documents are filed.



      *  *  *  *  *




Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.




 	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.










      Direct any questions on accounting matters to Christina
Harley
at 202-942-1926, or to Donald Walker, Senior Assistant Chief
Accountant, at 202-942-1799. Please direct any other questions to David Lyon at 202-942-1796, or to me at 202-942-1779.

      						Sincerely,



							Barry McCarty
      Senior Counsel

By fax : Robert B. Pomerenk
	  Fax number 202-362-2902



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United Financial Bancorp, Inc.
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